UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 24)

SPECTRUM GROUP INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

563823103
(CUSIP Number)

Spencer D. Klein
Morrison & Foerster LLP
1290 Avenue of the Americas
New York New York 10104
(212) 468-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2014
 (Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 563823103		SCHEDULE 13D/A	Page 2 of 7
1			Name of Reporting Persons AFINSA BIENES TANGIBLES S.A. EN LIQUIDACION
2	Check the Appropriate Box If A Member of a Group (See Instructions)		(a) ☐ (b) ☐
3			SEC Use Only
4			Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization SPAIN
Number of	7	Sole Voting Power 22,081.88
Shares Beneficially Owned by	8	Shared Voting Power 1,494,053.18
Each Reporting Person with:	9	Sole Dispositive Power 22,081.88
	10	Shared Dispositive Power 1,494,053.18
11			Aggregate Amount Beneficially Owned by Each Reporting Person 1,516,135.06
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13			Percent of Class Represented by Amount in Row (11) 4.9%
14			Type of reporting person (See Instructions) CO and HC

CUSIP NO. 563823103		SCHEDULE 13D/A	Page 3 of 7
1			Name of Reporting Persons AUCTENTIA, S.L.
2	Check the Appropriate Box If a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3			SEC Use Only
4			Source of funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization SPAIN
Number of	7	Sole Voting Power None
Shares Beneficially Owned by	8	Shared Voting power 1,494,053.18
Each Reporting Person with:	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,494,053.18
11			Aggregate Amount Beneficially Owned by Each Reporting Person 1,494,053.18
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13			Percent of Class Represented by Amount in Row (11) 4.8%
14			Type of Reporting Person (See Instructions) OO

Explanatory Note:

The following constitutes Amendment No. 24 (“Amendment”) to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. En Liquidación (f/k/a AFINSA Bienes Tangibles, S.A., “AFINSA”) and Auctentia, S.L. (f/k/a Auctentia, S.A., “Auctentia”, and together with AFINSA, the “Reporting Persons”), a wholly-owned subsidiary of AFINSA, with the Securities and Exchange Commission (the “Commission”) on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, Amendment No. 8, filed with the Commission on March 7, 2001, Amendment No. 9, filed with the Commission on April 5, 2001, Amendment No. 10, filed with the Commission on April 17, 2001, Amendment No. 11, filed with the Commission on June 7, 2001, Amendment No. 12, filed with the Commission on June 27, 2001, Amendment No. 13, filed with the Commission on July 18, 2001, Amendment No. 14, filed with the Commission on September 14, 2001, Amendment No. 15, filed with the Commission on October 10, 2001, Amendment No. 16, filed with the Commission on December 12, 2001, Amendment No. 17, filed with the Commission on April 23, 2002, Amendment No. 18, filed with the Commission on June 14, 2002, Amendment No. 19, filed with the Commission on March 6, 2003, Amendment No. 20, filed with the Commission on September 8, 2003, Amendment No. 21 filed with the Commission on March 7, 2012, Amendment No. 22 filed with the Commission on September 20, 2012, and Amendment No. 23 filed with the Commission on October 10, 2012 (as amended, the “Schedule 13D”).

Unless otherwise indicated herein, the information set forth in Schedule 13D remains unchanged. Each capitalized term used but not defined in this Amendment shall have the meaning otherwise assigned to such term in the Schedule 13D.

Item 1.                 Security and Issuer.

This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”) of Spectrum Group International, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1063 McGaw, Irvine, CA 92614.

Item 2.                 Identity and Background.

(a) This Amendment is being filed by AFINSA, a Spanish domiciled corporation and sole stockholder of Auctentia, a Spanish domiciled corporation. This Amendment is being filed by AFINSA with respect to 1,516,135.06 shares of Common Stock owned by AFINSA, directly and indirectly via Auctentia.

(b) The principal executive offices of AFINSA and Auctentia are located at Lagasca 88, 28001, Madrid, Spain.

(c) The principal business of the Reporting Persons is the trading and auctioning of rare stamps, coins, art objects and antiques.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f) Spain.

Item 3.                   Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.                   Purpose of Transaction.

The Reporting Persons have consummated the transaction described in Item 6, pursuant to which they disposed of a substantial portion of their interest in the Issuer.  See Item 6 for a description of the change in the Reporting Persons’ right to appoint members of the Issuer’s board of directors.

Item 5.                   Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 1,516,135.06 shares of Common Stock, which represents approximately 4.9% of the outstanding shares of Common Stock.

(b)(i) AFINSA has the sole power to vote and direct the vote and dispose or direct the disposition of 22,081.88 shares of Common Stock; and (ii) AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 1,494,053.18 shares of Common Stock.

(c) See Item 6 for a summary of the transaction pursuant to which the Reporting Persons disposed of a substantial portion of the Common Stock previously owned by them.

(d) Not applicable.

(e) Pursuant to the transaction described in Item 6, the Reporting Persons ceased to be the direct or indirect owners of more than 5% of the Common Stock on February 26, 2014.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 26, 2014, the Reporting Persons entered into a Purchase Agreement, effective as of February 26, 2014 (the “Purchase Agreement”) with the Issuer and A-Mark Precious Metals, Inc. (“A-Mark”) for the sale (the “Purchase”) of (1) 3,032,270.12 shares of Common Stock beneficially owned by the Reporting Persons (the “Shares”), (2) any shares of common stock in A-Mark (“A-Mark Common Stock”) that the Reporting Persons may receive in a distribution of A-Mark Common Stock to the stockholders of the Issuer (the “A-Mark Spinoff”) and (3) the right, title and interest in certain items that were purported to have belonged to George Washington (all such items, collectively, the “Washington Collection”) for a total consideration of $6,717,767.25 (the “Purchase Price”). At a closing on the date of the Purchase Agreement (the “First Closing”), the Reporting Persons sold and the Issuer purchased 1,516,135.06 shares of Common Stock and the Washington Collection, for an aggregate of $3,533,883.63. Pursuant to the Purchase Agreement, at a closing to be held on or before July 1, 2014 (the “Second Closing”), the Reporting Persons will sell and the Issuer will purchase 1,516,135.06 shares of Common Stock, and, if the A-Mark Spinoff shall have occurred on or before the date of the Second Closing, the Reporting Persons will sell and A-Mark will purchase any A-Mark Common Stock the Reporting Persons may have received in the A-Mark Spinoff, for an aggregate of $3,183,883.62.

In addition to the Purchase, the Reporting Persons agreed to (i) refrain from directly or indirectly, purchasing, selling, or offering to purchase or sell any Common Stock or A-Mark Common Stock (including any A-Mark Common Stock distributed in the A-Mark Spinoff), warrants or options to acquire Common Stock or A-Mark Common Stock, securities convertible into or exchangeable for Common Stock or A-Mark Common Stock or any other right to acquire or sell Common Stock or A-Mark Common Stock and (ii) cause Antonio Arenas to resign from the Issuer’s board of directors on or before the date of the Second Closing. The Purchase and the related documentation are described in the Current Report on Form 8-K filed by the Issuer on February 27, 2014.

The First Closing described above occurred on February 26, 2014, pursuant to which the Issuer purchased 1,516,135.06 shares of Common Stock from the Reporting Persons. Of those shares, 22,081.88 shares of Common Stock were purchased from AFINSA and 1,494,053.18 shares of Common Stock were purchased from Auctentia, for an aggregate of $3,183,883.63.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, copies of which are incorporated by reference hereto from Exhibit 99.1 of the Issuer’s 8-K dated February 27, 2014.

Item 7.                   Material to Be Filed As Exhibits.

Exhibit A:
Purchase Agreement, dated February 26, 2014, by and among the Issuer, A-Mark and the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on February 26, 2014)

Exhibit B:	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: February 27, 2014

AFINSA BIENES TANGIBLES S.A. EN LIQUIDACION

By:	/s/ Javier Díaz-Gálvez de la Cámara
Name:	Javier Díaz-Gálvez de la Cámara
Title:	Trustee

By:	/s/ Benito Agüera Marín
Name:	Benito Agüera Marín
Title:	Trustee

By:	/s/ Carmen Salvador Calvo
Name:	Carmen Salvador Calvo
In representation of Tesoreria General del la Seguridad Social
Title:	Trustee

AUCTENTIA, S.L.

By:	/s/ Javier Díaz-Gálvez de la Cámara
Name:	Javier Díaz-Gálvez de la Cámara
Title:	Joint Administrator

By:	/s/ Benito Agüera Marín
Name:	Benito Agüera Marín
Title:	Joint Administrator